SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.832.635/0001-18

Company Registry (NIRE): 35.300.150.007

Authorized Capital Publicly-Held Company – CVM No. 016390

SECOND CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TAM S.A. (“Company”) are hereby called, upon second notice, to meet at 2:00 p.m. on January 3, 2012, at the Company’s headquarters, in the city and state of São Paulo, located at Av. Jurandir,
n. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, to resolve on the following matters:

(a) Selection of specialized institution from a list of three companies approved by the Board of Directors to prepare an appraisal report to determine the economic value of the Company and LAN Airlines S.A., indicating the share exchange ratio between the two companies (“Report”), as part of the public offering for exchange of shares for deregistering as a publicly-held company and delisting from BM&FBOVESPA’s  Corporate Governance Level 2, in accordance with Article 4, Paragraph 4 of Law 6,404, the Company’s Bylaws and item 10.1.1 of the Level 2 Regulations for Differentiated Corporate Governance Practices of BM&FBOVESPA (“Level 2 Regulations”). In accordance with the aforementioned terms, the Company’s Board of Directors Meeting held on December 6, 2011 approved the indication of the three following institutions: (a) Crédit Agricole Corporate Finance Brasil Consultoria Financeira Ltda., financial institution with headquarters at Al. Itú, 852, 16º andar, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.697.097/0001-33; (b) Banco Santander (Brasil) S.A., financial institution with headquarters at Av. Presidente Juscelino Kubitschek, 2235, 1º mezanino, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 90.400.888/0001-42; and (c) Jefferies & Company, Inc., financial institution with headquarters at 520 Madison Avenue, New York, NY, USA; or

(b) Alternately, as the specialized valuation firm, Shareholders may choose Banco Bradesco BBI S.A., financial institution with headquarters at Cidade de Deus, s/n, in the city of Osasco, in the state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 06.271.464/0001-19 (“Bradesco”), accepting the report issued by the Bank and delivered to the Company’s Board of Directors by LAN Airlines S.A., in which case, the report in question shall be used in the aforementioned public offering. At the same meeting on December 6, 2011, the Company’s Board of Directors recommended that Shareholders select Bradesco and move to use the report issued thereby, considering the accuracy and acuity of the report and for the sake of the speed of the public offering process.

In being a second call notice, the matters of the agenda shall be put to a vote by shareholders representing any number of outstanding shares, as defined by Level 2 Regulations.

Pursuant to item 10.1.1 of Level 2 Regulations, resolutions on matters of the agenda will be taken by the majority of the votes of shareholders of outstanding shares attending the meeting, not including blank votes, and each outstanding share is entitled to one (1) vote, regardless of type.

Shareholders will find the following for their examination at the Company’s headquarters, during business hours, and on the Company’s Investor Relations website (www.tam.com.br/ri) and those of the BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br): (i) the call notice for the Shareholders’ Meeting: (ii) the management’s proposal for matters of the agenda; (iii) the appraisal report prepared by Bradesco; and (iv) all other information required under CVM Rules 480/09 and 481/09, on matters to be examined and discussed, including proposals for appraisal prepared by valuation firms indicated by the Board of Directors.

General Instructions:

In accordance with Article 126 of Law 6,404/76, as amended, all the Company's shareholders may participate in the meeting called herein, either in person or by proxy, as long as shares are registered in the shareholder’s name at Itaú Unibanco S.A., as the trustee responsible for the Company’s share services, up to twenty-four (24) hours before the date indicated herein, pursuant to the Company's Bylaws.

Before the time indicated for the beginning of the Shareholders’ Meeting, shareholders shall present the following documents:

•              An identification document and an statement issued by the trustee indicating their shareholding interest;

•              If not able to attend the Shareholders’ Meeting, shareholders should be represented by proxy, obeying all legal and statutory conditions; and

•              In order to expedite the process and facilitate the work during the Shareholders’ Meeting, a proof of ownership of shares and a proxy appointment form, at the Shareholders’ discretion, may be delivered to the Company’s headquarters, preferably two (2) days before the date of the Shareholders’ Meeting.

Any clarifications may be found on the Investor Relations website (www.tam.com.br/ri).

São Paulo, December 26, 2011.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairwoman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.